Mayne Group Limited
Group Managing Director and Chief Executive Officer’s Speech
Annual General Meeting – 12 November 2002

Thank you Mark, and good morning ladies and gentlemen.

As the Chairman has said, I will take you through the performance of Mayne for the past year, looking at each of the businesses in some more detail. Importantly, I’d also like to spend some time detailing how Mayne is now strategically positioned for future growth as Australia’s leading health company.

In summarising the past financial year for Mayne, it is fair to say we had a mixed result. The highlights included a pleasing result in the pharmaceuticals business across each of its major markets, an improvement in diagnostics where substantial operational re-engineering has now built robust businesses that are starting to deliver returns, and a solid overall result in logistics in what were difficult market conditions. While the poor performance of the hospitals business has been discussed extensively in other forums, I would like to spend a little time later in my presentation to discuss this with you and, importantly, to ensure you have an understanding of the approach we are taking to rectify performance in that part of our business.

While, clearly, this was not the final result we had wanted to deliver and, in no way dismissing that fact, I do believe that much has been achieved in the past two years and the company is now much better positioned. In that time we set out to streamline the assets and operations of what was a disparate company, and we achieved this through a series of strategic divestments and acquisitions, including the recent purchase of Queensland’s largest privately-owned pathology provider, QML. The recent agreements to divest our logistics assets completes a major part of the business re-engineering process.

At the time of our full year results, Mayne also announced that a share buy-back program would be instituted, and this is in train.

Having systematically redefined our asset portfolio, we are now in a position to pursue a more focused strategic direction and growth as a company operating solely in the health sector.

Now, let me recap the key aspects of the results for the year to 30 June 2002. The performance compared to the previous year was favourable in many measures due to acquisition-led growth.

Reported net profit after tax came in at $173.6 million. This includes significant items that contributed a net gain of $23.3 million.

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Underlying profit – before the significant items – was $150.3 million. This was 41.3% higher than the previous year, reflecting a nine-month contribution from the former Faulding businesses.

Underlying earnings before interest, tax, depreciation and amortisation increased in both logistics and health services, and in total was up 37% to $447.1 million.

Underlying earnings before interest and tax grew to $249.9 million.

The EBIT contribution from the group’s health activities accounted for around 76% of the group total – which reinforces the validity of the strategy to separate the logistics assets.

While earnings per share performance was disappointing, it reflected the impact of the second half hospitals result and the fact that 367 million new shares were issued during the year.

However, there has in fact been a substantial change in the scale of the company over the past two years.

Underlying sales revenue, that is, excluding the discontinued businesses, grew by 76.5% to $5 billion for the year.

While we grew largely by acquisition in this period we also demonstrated solid organic revenue growth, which was at 10% in our health businesses.

If we take a look back at the change in the nature of Mayne’s business mix we can see that, as recently as 2000, revenue was weighted towards logistics whilst the earnings split was just slightly weighted towards health.

The proforma figures here show what the business would be like if Faulding, acquired during the previous financial year, and QML, which has recently been finalised, were included for a full year and the business composition if logistics were not separated.

The growth in the health business has been part of the planned streamlining of the business, both through organisational restructuring and the divestments of non-core assets. The divestments in the logistics business in late 2000, and a combination of organic and acquisitive growth in the health area mean that, for the past year, the health businesses contributed almost 80% of both revenue and earnings.

The significant acquisitions in health in the past two years have included the AHC hospital group, Faulding – which added the pharmaceuticals, pharmacy services and consumer products divisions – and QML.

If we look at the balance sheet over the same timeframe, we see that our investment in logistics had dropped to below 10% at the conclusion of 2002 and that our net debt had reduced to just $195 million.

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While increasing the breadth and depth of the company’s health portfolio, we have been able to significantly reduce gearing levels.

Thus, Mayne’s ongoing portfolio, which covers a diverse range of health assets, is underpinned by a very solid financial base. The proforma figures demonstrate what Mayne would look like following the finalisation of QML, the sale of logistics and the announced buy-back.

I am confident that the company can use this as a platform from which to build a robust and broad-based health business.

Before I describe to you how I see Mayne’s position in the health market, I wanted to remind you of the operating structure that has been put in place to take this company forward. This is important, as today I will also be explaining the performance in the context of this structure.

There are now three divisions for Mayne’s health assets, each led by a Group General Manager who reports to me.

We have brought all our product manufacturing and marketing into one area under Alan Reid. Alan, who is highly experienced in international manufacturing and production operations, oversees the international pharmaceuticals operations and his responsibilities also include consumer products.

All our health services activities report into Stephen Roche, who was formerly the Chief Operating Officer for Faulding’s Healthcare Services division. Stephen’s remit includes our ‘front-line’ of health services: pharmacy services, diagnostic imaging, pathology and medical centres.

Robert Cooke heads all our hospital operations – the 58 domestic hospitals and four off-shore. Robert has more than 20 years of hospitals management experience, in both the public and private sector.

In terms of the best utilisation of our assets, our strategic intention is to become the preferred provider, or facilitator, of quality health products and services to health professionals.

Mayne has the capacity to leverage our strong capital resources, the expertise of our people and our size, to ensure the provision of quality products, facilities, equipment and leading technology across all the areas of health in which we participate, and benefit from the exposure to a growth industry.

By operating a diverse portfolio of leading health businesses, we dilute economic risk across the portfolio and we are in a position to provide solid economic returns from the overall growing health sector. Our size will give us the opportunity to attract global equity capital and relevance in index weightings.

This chart shows the key components of our health business. The products component contains our generic pharmaceuticals and over-the-counter products,

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and currently represents approximately 33% of our net assets. In this business, margins are in the vicinity of 15-20% and growth rates – driven by patent expiry on branded pharmaceuticals and international opportunities – are 10-15% per annum.

The diagnostic services segment comprises our pathology, imaging and medical centre activities, representing approximately 20% of our net assets. Margins are 12-20% and growth rates, which are largely directed by government expenditure, are 5-7%.

In pharmacy services we are Australia’s leading wholesaler of pharmaceuticals, and provide a range of business services to retail pharmacies. This is a competitive market with retail-like margins at 2-3% and a 5-10% growth rate, and accounts for 17% of our net assets. The growth of wholesaling pharmaceuticals is related to the drugs subsidised by the Government via the Pharmaceutical Benefits Scheme which keeps growth consistent.

The Hospitals business represents approximately 30% of Mayne’s net assets, has growth of 6-8% and traditionally has margins in the order of 5-7% in the high acuity surgical sector on which Mayne is focused. Around 44% of Australians have private health insurance, which underpins growth for this industry. Industry costs, however, especially in high acuity surgical hospitals, have been increasing at rates at least double the CPI and, as the Chairman has suggested, unless this is reflected in payments by the funds or, if not, by patients, then this segment of our business will continue to face contracting margins.

Overall, Mayne’s unique position across the health sector in Australia gives us broad access to growth opportunities in the sector, and there are synergies to be gained from the overlap between our areas of operation across health.

Now, briefly reviewing the performance of each of our business units, the performance of our pharmaceuticals unit was very positive, with strong revenue growth of 21% on the past year and equally strong EBIT growth. The result in the Americas was particularly pleasing, achieving approximately 68% growth on the corresponding period. This can be largely attributed to the successful launch of the cancer treatment drug pamidronate in both Canada and the United States.

The earnings margin was 21.4%, which is indicative of the strong competitive position of the product portfolio, particularly in the oncology markets.

Contract manufacturing from our facility in Mulgrave continued to make a positive contribution including the manufacturing of paclitaxel for the US market. We have acquired a site adjacent to the Mulgrave site, which will provide scope for expansion to increase production and meet demand in the coming years.

New product approvals in 2002 compared favourably with 2001, with 20 product approvals in key markets. In addition, a high-potential product development ‘pipeline’ provides a sound platform for further growth in pharmaceuticals and I will talk more about this in just a moment.

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The development of the oral generic pharmaceuticals market in Australia remains an opportunity as the Federal Government continues to encourage their use and with our GenRx® and private label brands, we now cover nearly 80% of the total market value with our product ranges.

In terms of the outlook for this business, I want to focus for a moment on our product development activities, as a large part of our success in the pharmaceuticals division is our ability to get new products approved and onto market. The 20 new products approved for the year represented a significant increase on the number approved in the prior year and included approvals in all key regions. The local market value of the new products approved in 2002 – based on the value of the current market for the equivalent branded products – was around US$939 million. These approvals also encompassed a number of significant in-licensed products for the Asia Pacific region, including a generic version of cyclosporin capsules – the 3rd largest hospital product in the Australian market.

The major new product approval in the Americas region during the year was pamidronate, which, as I mentioned, was successfully launched in Canada and in the US, in an alliance with a US generics company, Gensia Sicor. The local market value for the branded pamidronate product in the US at the time of the launch of our product was around US$500 million and Mayne has been able to achieve a significant share of this market. Approval was also received in Europe for pamidronate, with a local brand market value of around US$135 million and the launch is scheduled in this financial year. The other key product approval in this period was milrinone in the US, which has a local brand market value of around US$184 million.

Looking forward, the product development ‘pipeline’ remains strong, both in terms of the number of products in development and the value of the market for the branded products. We look at the pipeline both in the context of products already submitted for regulatory approval and those for which we anticipate filing submissions. In the next 12 month period, it is forecast that Mayne will receive 11 new approvals of products already submitted to regulatory authorities. The local brand market value of these new products is around US$686 million. Key product approvals expected in this period include paclitaxel in Europe and amiodarone in the US.

In addition, it is estimated that a further 21 submissions will be made in key regions by December 2003 in relation to products under development. The local brand market value of the new products planned to be submitted in this period exceeds US$1.7 billion. The key product in this period will be carboplatin for the US, which has a patent due to expire in April 2004 and a local brand market value of around US$466 million.

Consumer products revenue grew 4% year on year, as the segment showed a recovery in the vitamins and mineral supplements category, following the introduction of the GST in 2000. The recovery was particularly pleasing in the

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grocery segment where the Cenovis® brand held its leadership position despite competition from new brands.

Sales expanded, particularly with products in our Cenovis® and Bio-Organics™ ranges and entry into the weight control category with the new Nutriplan® product, while soap manufacturing increased, courtesy of a new contract with Unilever. In sunscreens, there was also solid sales growth in the US after the re-launch of the Sea and Ski® brand.

The sunscreen market in Australia was down due to an overall poor summer although, collectively, our brands held the leading market share. Following the termination of an agreement to produce and distribute the Banana Boat® brand, the local launch of Sea and Ski® is being received well by retailers for the coming summer.

The EBITA margin declined in the second half, reflecting product launch costs and costs associated with terminating the Banana Boat® agreement.

There were also costs associated with commissioning the new manufacturing facility at Virginia but this will now allow us to extract the advantage of further operational efficiencies.

The pharmacy services business performed well, holding its leadership position and national market share in pharmacy distribution, while coping with the integration risks and competitive pressures.

Revenue growth was maintained year on year, and earnings were in line with management’s expectations.

The growth was consistent with the fluctuations in PBS growth, which was high in the first half and has subsequently slowed in the last six months.

The EBITA margin improved slightly on the first half to 2.1%, demonstrating management’s ability to hold gross margin and control labour costs. As we have reclassified figures for oral generic pharmaceutical products sold to pharmacies out of this segment and into the pharmaceuticals unit, this margin may be lower than previously reported by Faulding. However, this business composition now reflects a pure pharmacy services margin and is competitive with other industry players.

Membership of pharmacy brands has been relatively stable, and there has been a review of all services provided to pharmacists. This resulted in the launch of a new tiered service offering to customers, geared to advancing Mayne from being positioned as a supplier of pharmacy products and services to a total professional partner in pharmacy. The first program offered through the Healthcare Links element of the service offering was an asthma testing program, which proved to be the single biggest health program that’s been undertaken other than by the professional associations, with more than 850 pharmacies taking up the program.

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Total pathology episodes rose 3.7% from 2001 to 5.11 million in 2002, with pleasing growth in the Victorian and WA markets. Episode numbers in New South Wales grew in the last six months of the year, and the recovery in volumes continues, with the June 2002 quarter marking the first quarter-on-quarter positive growth since the acquisition of the Macquarie practice in 1998.

While total revenue increased for the year, two 1% cuts in the Medicare scheduled fee left revenue per episode approximately 2.5% below last year. We continued to experience efficiency benefits flowing from the core laboratories in New South Wales and Victoria and, after a lower than expected earnings result in the first half of the year, the second half showed recovery with greater volumes.

EBITA margins in the second half were particularly strong in Victoria and West Australia, at 18% and 19% respectively, while importantly New South Wales increased from 5% to 9% in the second half.

We are delighted with the acquisition of QML, giving us a presence in the most rapidly growing market in Australia. Contributions from QML have commenced this quarter.

Our outlook for pathology is promising. Following the QML acquisition, Mayne has increased its national share of the pathology market to around 31%. This firmly entrenches us as the number two player, only marginally behind the national market leader.

Importantly, our pathology business is number one in four of the five States and Territories in which it operates. The QML business has revenue generated predominantly from Queensland where it has approximately 50% market share.

The earnings margins achieved across all States, other than New South Wales where Mayne is not the market leader, is equal or better than that achieved by other operators. In New South Wales, Mayne continues to work hard to address structural issues in the business and to generate additional revenues off an efficient, although relatively fixed, cost base.

In the last 12 months, the Diagnostic Imaging business has made significant progress in changing its business to a more profitable examination mix. The switch to a higher level of modality across a smaller number of sites has been reflected in the positive increase in the EBITA margin, particularly in the second half, when it was 14.2%.

Revenue per examination was able to increase marginally despite a fee reduction of 5% for CT examinations and the stabilisation of bulk billed examinations at 40%.

The rationalisation of low-modality sites was offset by acquisitions of Port Macquarie Medical Imaging and Endeavour’s Melbourne radiology practices, leaving total examinations flat year on year at 1.4 million. Those acquisitions, made during the course of the second half, have now been integrated into the network and will make a full contribution in the current financial year.

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The ability to increase revenue per examination despite these constraints is a result of increased use of higher-end modalities within the business, particularly Magnetic Resonance Imaging equipment. In addition to two funded MRIs acquired through acquisitions, a funded MRI service was successfully tendered for in Orange, New South Wales, under a joint venture arrangement.

Efficiency across the network, in terms of examinations completed per workhour, is expected to improve further in 2003 as the benefits of a recently negotiated enterprise bargaining agreement in Victoria are realised and with the integration of the recent acquisitions.

As I’ve outlined, the Diagnostic Imaging business made significant progress in 2001/02 in the implementation of its strategy to continue to move its business to a more profitable examination mix.

The more profitable segments of the Diagnostic Imaging market, with the highest growth potential, are in the higher modality areas of MRIs, CT scanners and nuclear medicine.

The three additional MRIs that I just mentioned have brought our total number of MRIs to 12, and CT examinations increased from 21% of revenue in 2000 to 26% in 2002.

During the past year, Mayne’s Diagnostic Imaging business closed over 44 low modality general X-ray sites. As a result, underlying examinations, excluding acquisitions, actually fell during 2002. However, the switch to a higher level of modality across a smaller number of sites has seen the EBITA margin for the business move from 9.1% in 2000 to the 14.2% achieved in the second half of 2002.

In our medical centres business, we have slowed the acquisition growth rate from the first half, and while acquiring a few further practices, we have now commenced the consolidation of practices.

Revenue for this business increased to $32.8 million, reflecting the acquisitions made in the last 12 months. We expect revenue to continue to grow as the practices generate organic growth and also make a full year contribution in 2003.

The scale of the business has now reached a point where our focus has moved to generating an appropriate return on investment through applying a standard business model across the network to generate efficiencies.

Let’s now focus on the Hospitals division. The difficulties for this business have primarily been as a result of the high fixed cost nature of this business which, combined with lower revenue in the second half reflecting lower admissions, saw a significant decline in the margin – from 9.5% in the first half to 1.9% in the second half.

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The lower admissions were a result of divesting four hospitals, an undertaking made to the ACCC in relation to the acquisition of the AHC hospital network, and a loss of market share. The new management team within hospitals has undertaken a number of remedial steps to address our relationships with doctors and whilst it is still early days, we look forward to restoring admission volumes over time.

The increase in costs largely related to higher staff expenses and can be attributed to measures taken to retain employed nurses, wage rises as a result of EBA negotiations and the ongoing need for agency nursing staff. We are pleased with the results we’ve had in attracting and retaining nursing staff, but agency nursing costs as a percentage of total staff costs rose from 5.6% in 2001 to 7.5% for 2002.

Other specific factors that impacted the second half result included the loss of margin on prostheses following a change to the funding arrangements, where the margin has now been capped at 5% for these items. There were also increases in cost of supplies and insurance premiums. The total financial impact of these factors for the second half was almost $30 million.

Since April, when we appointed Robert Cooke as Group General Manager Hospitals, there has been a focus on two major issues: restoring relationships with doctors and managing costs at a local level. This program began with an experienced hospitals management team – with an average of 20 years experience – being appointed. This team has already gained some momentum which is generating positive outcomes.

We have established a process of consultation with medical professional bodies from each state and with the doctors who work in our hospitals. This process is ongoing.

As the management of costs is critical to re-establishing acceptable returns, coaching teams have been introduced to assist with the accountability expected at a local level, specifically in regard to staff costs.

The centralised structure at Hospitals head office has been reduced by more than 50%, with many of these people, who are highly experienced hospital professionals, returning to roles in the field.

The increased agency nursing costs were mostly attributable to the rates, rather than the volume of agency staffing. While we have achieved some success in attracting and retaining nursing staff, Mayne has also entered into an agreement with Australia’s largest nursing agency on a preferred supplier basis. Following this, we have had a great deal of success in negotiating with most major agencies, overall agency usage is declining and, interestingly, most private hospital groups have implemented a model that is very close to Mayne’s.

Mayne has taken a collaborative approach with other industry groups – specifically the Australian Private Hospitals Association and Catholic Health Care – to work on major industry issues, such as prosthetic supply and insurance costs. As the Chairman mentioned, together we are lobbying key decision makers about the

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direction required on these topics for a sustainable, effective private health system.

Despite these issues, and the slowdown in admissions to which the Chairman also referred, I have been pleased with the progress we’ve made during the past six months in addressing some fundamental operational matters for this part of our business.

While we have been progressing those initiatives, we have also been undertaking a strategic review of all our hospitals.

As a result, we have now applied specialist asset management resources to focus on improving the company’s return on investment. The initial focus for this team – which reports directly in to the CFO – will be in the Hospitals division, in recognition that a number of our facilities have significant financial and contractual issues beyond day-to-day operational matters. Through the creation of the asset management group, we are applying specialist resources to assess these issues and implement solutions. In doing so, the asset management team is working closely with the Hospitals executive management team to ensure the operational improvements we have already set in motion continue in all our facilities.

The Hospitals management team is continuing to focus on addressing operational performance issues at the individual hospital level. Importantly, the asset management team is also working with them as we continue to review our network, assess its strengths and weaknesses and focus on how the portfolio can be improved.

Before I touch on the most recent developments in relation to the group’s logistics assets, let me briefly recap the performance of this business for the past year.

Growth in earnings, to $72.6 million for the year, was underpinned by the positive performance from the contract logistics and Canadian express businesses, however, the impact on Armaguard of the redistribution of work by Cash Services Australia is now evident.

Costs were higher due to prevailing economic conditions and the collapse of Ansett in September, however, the margins continued to steadily improve due to rationalisation of sites and new IT systems.

Our focus to enhance shareholder value from these businesses in the past two years has been to refine the asset portfolio and restructure the remaining businesses, so that they were in operationally sound shape prior to their eventual separation from the Group.

While Mayne was progressing towards the de-merger of the logistics business, as you would be aware, we conducted a concurrent trade sale process. This culminated in an attractive sale price of $456 million – which was at the top end of the comparable ungeared trading range set out in the de-merger Scheme Book. The trade sale also provided a more immediate and certain value for shareholders.

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The sale of the cash logistics and contract logistics businesses in Australia and Asia to Linfox is expected to be completed in early 2003. The sale of the express business to Toll was completed yesterday. The transaction for the sale of the Canadian express business to DHL Worldwide Express, the global market leader in international air express, is expected to be completed in early 2003.

This announcement means the de-merger will not proceed. It also means that these businesses, and each component of the Mayne Group, can now move forward as part of leading organisations that each have a singular focus on their industry sector – be that health or logistics.

In summing up, ladies and gentlemen, today I have outlined the issues we have been addressing and the significant progress Mayne has made in streamlining the company’s assets as we move to a pure health portfolio.

With the future of the logistics assets now certain and the buy-back program announced in August now underway, the major business re-engineering has been achieved.

In our health businesses, we are concentrating on developing opportunities with higher growth potential, as evidenced through our development work in pharmaceuticals and the changes we have already implemented both in pathology and imaging, moving these businesses into more attractive business segments and markets.

In hospitals, we are concentrating on lifting the operational performance and we are starting to see some positive momentum back in the business.

We were also pleased to have been selected last month as the preferred tenderer for the provision of a full range of health services to the Australian Defence Force in Victoria. This arrangement will cover primary health care, specialist outpatient services, inpatient services, dental services, and diagnostic and allied health services.

Our long term growth strategies will require us to make adjustments to our portfolio of businesses, but we have a balance sheet that allows us the flexibility to ensure we will continue to be in a position to take advantage of the best opportunities the health sector has to offer.

Thank you, and now I would like to hand back to the Chairman.

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